ADDENDUM

This Addendum, dated as of December 3, 1998, is to the Purchase and Assumption Agreement, dated as of August 26, 1998, (the "Agreement") by and between Capital City Bank, a Florida-chartered bank ("Buyer"), and First Union National Bank, a national banking association ("Seller").

	WHEREAS, the parties desire to amend the Agreement as provided herein;

	NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

	1.	All terms capitalized in this Addendum shall have the
meanings attributed to them in the Agreement, unless otherwise specifically provided in this Addendum.

	2.	With respect to the following Material Defects to the
Branches, Buyer and Seller agree:

(a)	Chipley - Seller shall install a canopy to cover the
end kiosk ATM in a manner that will fully validate the warranty on the ATM machine. Such canopy shall be of substantially the same quality as canopies typically used by Seller;

(b)	Port St. Joe - Seller shall credit Buyer the amount
of $12,000 reflecting the estimated cost to repair and repaint the walls that have the lime from plaster pushing the paint off the walls;

(c)	Starke Drive-Thru - Seller shall credit Buyer the
amount of $9,500 reflecting the estimated cost to replace and reflash the roof; and

(d)	Chipley, Port St. Joe and Starke Main - Seller shall
credit Buyer the amounts of $2,585, $2,970 and $12,125, respectively, reflecting the estimated costs to remove all materials containing exposed asbestos (as more specifically referred to in that certain Memorandum, dated November 4, 1998, from
Heidi E. Davis to Michael Mitrione and Kim Davis, a copy of which Memorandum has been provided to Seller), and replace those materials with materials of comparable quality.

	3.	As a result of Interplan Practice, Ltd. having identified
certain modifications that may be necessary to the Palatka Mall and Palatka Main branches (all as more specifically set forth in two letters, both dated March 1, 1998, from Interplan to First Union National Bank of Florida), the Settlement Payment payable to Buyer pursuant to the Agreement shall be increased by $27,390 plus a cost allowance for necessary expenses to bring the elevators at the Palatka Main branch into compliance with applicable regulations. The cost allowance for the Palatka Main branch elevators shall be treated as a post closing adjustment on the Adjusted Closing Statement, unless a letter certifying elevators are in compliance is provided to Buyer prior to post closing adjustment. Except as provided above, Buyer shall be solely responsible hereafter for remediating such potentially non-conforming aspects of these branches.

	4.	Notwithstanding anything to the contrary contained in the
Agreement, the parties agree to reduce the Amount of Premium by $155,910 reflecting the exclusion of the public funds identified by Buyer that are in the form of certificates of deposit from the calculation of the Amount of Premium.

	5.	Notwithstanding anything to the contrary contained in the
Agreement, the parties agree to reduce the Amount of Premium by $848,640, reflecting the exclusion of the potential out-of-market accounts from the calculation of the Amount of Premium.

	6.	As amended hereby, the Agreement shall remain in full force
and effect in accordance with its terms.

	IN WITNESS WHEREOF, each of the parties has caused this Addendum to be executed by a duly authorized officer as of the date written at the beginning of this Addendum.

						CAPITAL CITY BANK

BY: /s/ J. Kimbrough Davis
Its: Executive Vice President and Chief Financial Officer

 					FIRST UNION NATIONAL BANK

BY: /s/ Sid Newberg
Its: Senior Vice President